DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis December 31, 2025

This Management Discussion and Analysis ("MD&A") of Dolly Varden Silver Corporation (the "Company" or "Dolly Varden") is for the year ended December 31, 2025, and is prepared by management using information available as of March 12, 2026. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company as at December 31, 2025 and for the year then ended, and the notes thereto, prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board. This MD&A complements and supplements, but does not form part of, the Company's audited consolidated financial statements as at December 31, 2025 and for the year then ended.

This MD&A contains forward-looking statements. Statements regarding the adequacy of cash resources to carry out the Company's exploration programs or the need for future financing are forward-looking statements. All forward-looking statements, including those not specifically identified herein, are made subject to cautionary language on page 28 in addition to the cautionary notes for United States (or "US") Investors concerning resource estimates on page 29. Readers are advised to refer to the cautionary language when reading any forward-looking statements.  This MD&A is prepared in conformity with National Instrument ("NI") 51-102F1 Continuous Disclosure Obligations. All dollar amounts referred to in this MD&A are expressed in Canadian dollars, except where indicated otherwise.

MATERIAL EVENT

On December 7, 2025 Dolly Varden entered into an arrangement agreement (the "Arrangement Agreement", as subsequently amended February 11, 2026) to combine Contango Ore, Inc. ("Contango") and Dolly Varden on a merger-of-equals basis pursuant to a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Transaction”). The combination of Contango and Dolly Varden (the combined entity referred to as “MergeCo”) is intended to provide investors with a unique opportunity to participate in the upside of a well-funded North American precious metals asset portfolio consisting of the cash flowing high-grade Manh Choh gold mine in Alaska as well as several high-grade gold and silver projects located in British Columbia and Alaska including the Kitsault Valley and Johnson Tract projects.

Upon completion of the Transaction, existing Contango and Dolly Varden shareholders will each own approximately 50% of the outstanding shares of MergeCo, on a fully diluted in-the-money basis. MergeCo is expected to be renamed Contango Silver & Gold Inc. and will be led by Rick Van Nieuwenhuyse as CEO, Shawn Khunkhun as President and Mike Clark as Executive Vice President and CFO. The board of directors of MergeCo (the "MergeCo Board") will include Clynt Nauman as Chairman, Brad Juneau, Darren Devine, Mike Cinnamond, Tim Clark, Rick Van Nieuwenhuyse and Shawn Khunkhun.

Pursuant to the terms and conditions of the Arrangement Agreement, Contango will acquire all of the issued and outstanding common shares of Dolly Varden (the "DV Shares") at an exchange ratio of 0.1652 of a share of voting common stock of Contango (the "CTGO Shares") for each DV Share held (the "Exchange Ratio").

Immediately prior to closing of the Transaction, all restricted share units of Dolly Varden will vest and be settled for DV Shares. Pursuant to the Transaction, all outstanding stock options of Dolly Varden will be exchanged for stock options to acquire CTGO Shares, adjusted to reflect the Exchange Ratio. Eligible Canadian shareholders of Dolly Varden will be able to elect to receive exchangeable shares in a Canadian subsidiary of Contango, which will be exchangeable into CTGO Shares, instead of the CTGO Shares to which they would otherwise be entitled.

Upon completion of the Transaction, existing Contango and Dolly Varden shareholders will own approximately 50% each of the outstanding shares of MergeCo, respectively, on a fully diluted in-the-money basis. Closing of the Transaction is expected in late March 2026.

The Transaction is subject to the approval of the British Columbia Supreme Court, the approval of 66 2/3% of the votes cast by Dolly Varden shareholders at a special meeting of Dolly Varden shareholders to be held on March 17, 2026 (the “DV Meeting”) and the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the special meeting of Contango shareholders also to be held on March 17, 2026, In addition, the Transaction is subject to receipt of applicable stock exchange approvals (including the NYSE-A and TSXV, each as defined below) and the satisfaction of certain other closing conditions customary for a transaction of this nature. For additional information regarding the Transaction, please see Dolly Varden’s management information circular prepared in connection with the DV Meeting, a copy of which is available under the Company’s profile on SEDAR+.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

CORPORATE OVERVIEW

Dolly Varden Silver Corporation was incorporated under the Business Corporations Act (British Columbia) (the "BCBCA") in the province of British Columbia (or "BC") on March 4, 2011. The Company's primary business is the acquisition and exploration of mineral properties in Canada. The Company's common shares are listed for trading on the TSX Venture Exchange ("TSXV") under the symbol "DV", on the NYSE American LLC ("NYSE-A") under the trading symbol "DVS" and on the Frankfurt Exchange under the trading symbol "DVQ". The Company's head office is located at Suite 3123, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1J1. The registered address and records office of the Company is located at Suite 1700 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

Dolly Varden is a mineral exploration company focused on exploration advancing its 100% owned Kitsault Valley project (or "KV Project"), which includes the Dolly Varden Property (or "DV Property") and the Homestake Ridge Property located in the Golden Triangle of British Columbia, Canada, 25 kilometres ("km") by road to tide water. The 163-square km KV Project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past-producing Dolly Varden and Torbrit silver mines. The KV Project is prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other on-trend, high-grade deposits, such as Eskay Creek and Brucejack.

The Company presently has one NI 43-101 Standards of Disclosure for Mineral Projects report, which was signed on March 23, 2023, with an effective date of September 28, 2022, and combines the DV Property and the Homestake Ridge Property. The KV Project hosts the silver and gold resources of Dolly Varden and Homestake Ridge with combined resources of 34,731,000 ounces of silver and 165,993 ounces of gold in the Indicated category and 29,277,000 ounces of silver and 816,719 ounces of gold in the Inferred category.

In addition to the KV Project, Dolly Varden has consolidated a land package of six other properties in the same region as the KV Project.  These six properties have historically been explored for gold, copper, silver, lead and zinc. Including the KV Project and the recent acquisitions. The Company now holds a combined area of 100,000 hectares within the region.

The Company currently has no producing mines and consequently no revenue or cash flow from operations. The recovery of the amounts comprising exploration and evaluation assets are dependent upon: (1) the ability of the Company to obtain necessary financing to successfully complete the exploration and development of those resources; (2) the confirmation of economically recoverable reserves; and (3) future profitable production or on selling the project. It is the intention of the Company to obtain financing through access to public equity markets, debt and partnerships or joint ventures as sources of funding for its exploration expenditures and to meet ongoing working capital requirements.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

OPERATIONS AND OVERALL PERFORMANCE

Highlights - General

• On December 7, 2025, the Company entered into an Arrangement Agreement with Contango. Subject to a positive shareholder vote, upon completion of the Transaction, existing Contango and Dolly Varden shareholders will own approximately 50% each of the outstanding shares of MergeCo, respectively, on a fully diluted in-the-money basis.

• On October 23, 2025, the Company closed a bought deal financing for total gross proceeds of $33,973,000 by issuing 4,646,000 shares. The financing comprised 2,906,000 common shares at $6.50 per share for $18,889,000 under the Listed Issuers Financing Exemption ("LIFE"), 750,000 charity flow-through (or "FT") shares at $9.42 per share for $7,065,000, and 990,000 FT shares at $8.10 per share for $8,019,000.

• On June 26, 2025, the Company closed a bought deal financing for aggregate gross proceeds to the Company of $28,755,500 through two offerings. Issued under a prospectus-exempt basis pursuant to the "listed issuer financing exemption" (the "LIFE Offering"), the Company sold 2,445,500 common shares of the Company at a price of $4.60 per common share for gross proceeds of $ 11,249,300 and also sold 1,128,000 FT common shares at a price of $6.65 per FT common share for gross proceeds of $7,501,200. Under an additional Private Placement Offering, the Company sold 1,740,000 FT common shares of the Company at a price of $5.75 per FT common share for gross proceeds of $10,005,000. In connection with the closing of the two financings, a finders' fee of $1,437,775 was paid representing 5% of the gross proceeds.

• On June 26, 2025, the Company acquired an interest in four properties in British Columbia totalling over 20,000 hectares (collectively, the "MTB Group") from MTB Metals Corp. ("MTB Metals") by issuance of 486,072 common shares of the Company valued at $2,245,653 plus the assumption of outstanding property payment obligations of $50,000. The properties include the American Creek Property (consisting of Mountain Boy Property, Silver Crown Property, and Dorothy Property), the Theia Property, the BA Property, and the Red Cliff Property.

• On May 23, 2025, the Company acquired Strikepoint Gold Inc's ("StrikePoint") interest in the Porter Project, located in the Golden Triangle, British Columbia, which has 15 contiguous claims and 46 Crown grants, encompassing an area of approximately 3,192 hectares. The property was acquired for consideration of $1,105,914, which was satisfied by the issuance of 295,699 common shares.

• On May 23, 2025, the Company acquired 100% of Hecla Mining Company's ("Hecla") Kinskuch property in northwest BC's Golden Triangle for consideration of $5,178,018, which was satisfied by Dolly Varden issuing 1,351,963 common shares.

• On April 15, 2025, the Company announced that it received approval to be listed on the NYSE-A and, on April 21, 2025, the common shares began trading on the NYSE-A under the symbol "DVS".

• In April 2025, the Company hired a market maker to support trading and LFG Equities to support general market awareness of the Company.

• Effective April 7, 2025, the Company implemented a 4:1 consolidation of its common shares (the "Consolidation"). The Consolidation acted to reduce the number of issued and outstanding common shares from 318,077,469 on a pre-Consolidation basis to 79,519,464 on a post-Consolidation basis. All share figures and per share figures in this MD&A have been retroactively adjusted to reflect the Consolidation.

• On February 28, 2025, the Company granted 548,500 stock options (2,194,000 pre-Consolidation) exercisable at $4.00 ($1.00 pre-consolidation) and 237,244 (949,000 pre-Consolidation) restricted share units ("RSUs").

Highlights - Exploration Results

  In October 2025, the Company completed the 2025 diamond drill program with a total of 56,131 metres drilled and 84 drill holes.  The exploration was previously expanded from an initial May 2025 plan of 35,000 metres.
  At total of 56,131 meters were drilled in 86 drill holes during the 2025 season by Dolly Varden with approximately 40% of the meters drilled at Homestake Ridge focused on step outs and local infill along the wider, high-grade gold plunge at Homestake Silver.  The Company used directional drilling technology to precisely target areas for step-out and infill holes at Homestake Silver.
  Following is a summary of highlights related to the 2025 exploration program:

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

On February 4, 2026, the Company reported results from drilling that successfully infilled and expanded the northerly plunging, high-grade gold and silver mineralized trend at the Homestake Silver deposit. A total of 29 drill holes were completed at Homestake Silver and two at Homestake Main in the 2025 program.

Highlights from southern Homestake Silver deposit included1:

☐ HR25-466:  Infill in silver-rich southern zone 4.66 g/t Au and 33 g/t Ag over 48.49 meters, including 52.15 g/t Au and 306 g/t Ag over 1.01 meters and 46.55 g/t Au and 298 g/t Ag over 1.87 meters

☐ HR25-470:  On section with HR25-466, 87 m down dip step-out 5.25 g/t Au and 31 g/t Ag over 38.74 meters, including 123.50 g/t Au and 760 g/t Ag over 0.86 meters and 25.00 g/t Au and 73 g/t Ag over0.75 meters

☐ HR25-473:  Infill in silver-rich southern zone 1.08 g/t Au and 58 g/t Ag over 95.99 meters, including 4.99 g/t Au and 989 g/t Ag over 0.95 meters and 23.30 g/t Au and 598 g/t Ag over0.52 meters and 18.25 g/t Au and 233 g/t Ag over 0.50 meters

(1 Intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 55% to 75% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.)

On January 20, 2026 the Company announced that a total of 32 drill holes were completed at the Wolf Vein in the 2025 program combining infill and vertical extension as well as southwest step-outs towards the projected position of the Central Valley Fault.  High-grade silver mineralization was intersected in infill drill holes including DV25-435 which returned 467 g/t silver over 15.32 meters, including 1,309 g/t silver over 2.32 meters within the mineralized plunge.

A significant finding during the 2025 program was the discovery of mineralization similar to that of the Torbrit silver deposit at a shallow depth in drilling across the Central Valley Fault (CVF).

Highlights from Wolf Vein Infill and vertical extension drilling included2:

☐ DV25-435:  467 g/t Ag, 0.60% Pb and 0.66% Zn over 15.32 meters, including 1,309 g/t Ag, 0.19% Pb and 0.24% Zn over 2.32 meters.

☐ DV25-436:  323 g/t Ag, 1.16% Pb and 2.13% Zn over 22.86 meters, including 644 g/t Ag, 1.33% Pb and 1.33% Zn over 5.74 meters .  Zone 2 319 g/t Ag, 0.31% Pb and 1.15% Zn over 13.08 meters, including 1,820 g/t Ag, 0.07% Pb and 0.47% Zn over 0.50 meters.

☐ DV25-439:  659 g/t Ag, 5.30% Pb and 9.27% Zn over 4.87 meters, including 3,450 g/t Ag, 2.02% Pb and 5.56% Zn over 0.55 meters.

☐ DV25-461:  419 g/t Ag, 1.90% Pb and 1.17% Zn over 10.90 meters, including 2,300 g/t Ag, 13.90% Pb and 5.55% Zn over 1.00 meter.

☐ DV25-467: Follow up drilling targeting 60m down dip from DV25-446 (previously released September 2, 2025) intersected the vein grading 2.15 g/t Au (with 0.23% Pb and 5.19% Zn) over 3.77 meters.

☐ DV25-457: also tested below the main silver plunge zone and intersected 0.53 g/t Au and over 6.85 meters within the wider Wolf Structure alteration zone that graded 15 g/t silver and 0.22 g/t gold (with 0.48% lead and 0.49% zinc) over 26.85 meters.

(2Intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 55% to 65% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

On December 4, 2025, Dolly Varden announced results from drilling that expands the high-grade gold mineralized plunge within the Homestake Silver deposit. Drill hole HR25-475 is a step-out 42 meters to the north and on the upper edge of the shallowly northerly plunging, high grade trend. The intercept grades were 14.50 g/t Au and 75 g/t Ag over 21.18 meters, including 113 g/t Au and 997 g/t Ag over 0.68 meters and 121 g/t Au and 279 g/t Ag over 0.63 meters. The high-grade mineralization in HR25-475 is hosted within a broader mineralized zone grading 7.01 g/t Au and 35 g/t Ag over 48.38 meters. 3

(3intervals shown are core length; estimated true widths vary depending on intersection angles and range from 65% to 75% of core lengths, further modelling of the new interpretation is needed before true widths can be estimated; Assay results reported are uncapped)

On November 10, 2025, Dolly Varden announced results from the 2025 infill drilling that looks to expand the high-grade gold zone within the Homestake Silver deposit. Two highlights from the Homestake Silver deposit area included4:

☐ HR25-469:  26.74 grams per tonne {"g/t") Au over 14.75 metres, including 122 g/t Au over 2.85 metres from within the broad mineralized zone grading 12.13 g/t Au over 33.80 metres.

☐ HR25-464:  9.22 g/t Au over 6.65 metres, including 58.80 g/t Au over 0.50 metres from a separate, newly recognized stockwork zone.

(4intervals shown are core length; estimated true widths vary depending on intersection angles and range from 65% to 75% of core lengths, further modelling of the new interpretation is needed before true widths can be estimated; Assay results reported are uncapped)

On October 1, 2025, Dolly Varden announced a step-out drill result at the Homestake Silver deposit at the Homestake Ridge Property in BC's Golden Triangle. Highlights from the Homestake Silver deposit area included5:

☐ HR25-456:  3.34 g/t Au over 120 metres, including 216 g/t Au over 0.52 metres and 166 g/t Au over 1.3 metres.

(5intervals shown are core length; estimated true widths vary depending on intersection angles and range from 55% to 75% of core lengths, further modelling of the new interpretation is needed before true widths can be estimated; Assay results reported are uncapped)

On September 2, 2025, Dolly Varden announced drill results from the Wolf Vein. The high-grade silver mineralization in drill hole DV25-446 includes abundant native silver and is consistent with the robust style of mineralization with a significant increase in associated gold and base metal values.  Highlight from the Wolf Vein included6:

☐ DV25-446:  1,422 g/t Ag, 0.51 g/t Au, 3.05% Pb and 1.42% Zn over 21.70 metres, including 10,700 g/t Ag, 2.54 g/t Au, 4.33% Pb and 1.68% Zn over 1.00 metre.

(6intervals shown are core length; estimated true widths vary depending on intersection angles and range from 55% to 65% of core lengths, further modelling of the new interpretation is needed before true widths can be estimated; Assay results reported are uncapped)

Following is a summary of highlights related to the 2024 exploration program, announced during this fiscal year:

On February 3, 2025, Dolly Varden announced drill results from its 2024 program at the Homestake Silver deposit and exploration drilling at Homestake Ridge deposit. Highlights from the Homestake Silver deposit area included7:

☐ HR24-431 - step-out to north: 21.55 g/t Au and 27 g/t Ag over 8.72 metres, including 47.92 g/t Au and 58 g/t Ag over 3.74 metres and including 91.1 g/t Au and 114 g/t Ag over 0.51 metres.

☐ HR24-433 - step-out on new eastern lens: 35.05 g/t Au and 114 g/t Ag over 2.32 metres, including 74.7 g/t Au and 297 g/t Ag over 0.72 metres within 29.50 metres of 3.48 g/t Au and 13 g/t Ag.

☐ HR24-437 - south end infill: 5.54 g/t Au and 97 g/t Ag over 10.20 metres, including 21.34 g/t Au and 384 g/t Ag over 2.40 metres, including 42.10 g/t Au and 1,135 g/t Ag over 0.77 metres.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

☐ HR24-438 - south end infill: 4.48 g/t Au and 16 g/t Ag over 14.33 metres, including 29.17 g/t Au and 59 g/t Ag over 1.62 metres.

☐ HR24-439 - step-out 170 metre down dip: 1.56 g/t Au and 5 g/t Ag over 28.9 metres, including 9.55 g/t Au and 32 g/t Ag over 0.50 metres and 12.15 g/t Au and 14 g/t Ag over 1.00 metre.

☐ HR24-448 - infill hole, 91.20 metres grading 1.88 g/t Au and 3 g/t Ag, including 13.90 g/t Au and 6 g/t Ag over 0.74 m, 21.70 g/t Au and 5 g/t Ag over 0.57 metres and 36.10 g/t Au and 12 g/t Ag over 1.00 metre, as well as silver dominant intercepts including 1.10 g/t Au and 786 g/t Ag over 0.91 metres and 0.31g/t Au and 571 g/t Ag over 0.82 metres.

(7intervals shown are core length; estimated true widths vary depending on intersection angles and range from 55% to 75% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated; Assay results reported are uncapped)

On January 7, 2025, Dolly Varden announced infill, step-out and resource expansion drilling results from the Wolf Vein. Drill hole DV24-421 was a significant 120-meter step-out down the plunge of the high-grade silver zone and intersected 379 g/t Ag, 0.64% Pb and 0.66% Zn over 21.69 metres. Highlights included8:

☐ DV24-421 - 120-meter step-out: 379g/t Ag, 0.64% Pb and 0.66% Zn over 21.69 metres, including 1,804 g/t Ag, 4.36% Pb and 3.10% Zn over 1.67 metres.

☐ DV24-406 - infill: 465 g/t Ag, 0.49% Pb and 0.22% Zn over 7.67 metres, including 1,416 g/t Ag, 1.56% Pb and 0.51% Zn with 0.24 g/t Au over 1.00 metres.

☐ DV24-413 - lower extension: 374g/t Ag, 0.54% Pb and 0.82% Zn over 9.70 metres, including 975 g/t Ag, 0.36% Pb and 2.28% Zn over 2.30 metres. Individual Pb/Zn veins in the footwall to the main Wolf Vein graded 130 g/t Ag, 2.48% Pb, 14.65% Zn over a length of 2.07 metres.

☐ DV24-415 - upper extension: 357 g/t Ag, 0.52% Pb and 0.41% Zn over 9.17 metres, including 2,034 g/t Ag, 3.47% Pb and 0.18% Zn over 1.15 metres.

(8intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 55% to 70% of core lengths, further modelling of the new intersections is needed before true widths can be estimated)

Quality Assurance and Quality Control

The Company adheres to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Best Practices Guidelines for exploration related activities conducted on all of its properties. Quality Assurance and Quality Control ("QA/QC") procedures are overseen by the qualified person ("QP").

Dolly Varden QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Analytical testing was performed by ALS Canada Ltd. in North Vancouver, British Columbia. The entire sample is crushed to 70% minus 2 mm (10 mesh), of which a 500-gram split is pulverized to minus 200 mesh. Multi-element analyses were determined by inductively coupled plasma mass spectrometry (ICP-MS) for 48 elements following a 4-acid digestion process. High-grade silver testing was determined by fire assay with either an atomic absorption or a gravimetric finish, depending on grade range. Au is also determined by fire assay on a 30-gram split with either atomic absorption or gravimetric finish, depending on grade range. Metallic screen assays may be completed on very high-grade samples.

Mineral Properties: KV Project

The KV Project contains the DV Property with silver resources, the Homestake Ridge Property with gold, silver, copper and lead resources, and the Big Bulk property, a copper-gold porphyry system. Together the consolidated KV Project creates one large, high-grade precious metals project comprising 16,300 hectares, which is 100% held by Dolly Varden. This provides the Company with economies of scale and exploration upside potential in the silver and gold rich Dolly Varden mining camp, north of Alice Arm, BC, within the regionally important and prolific Stewart Complex in northwestern BC.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Dolly Varden Property

The Dolly Varden Property encompasses several historic underground workings, including historic production stopes from the Dolly Varden and Torbrit mines, exploration adits at North Star and Wolf, as well as several other showings and many mineralized prospects. The silver-rich deposits found on the Dolly Varden Property are hosted in Jurassic-aged volcanic and sedimentary rocks (Iskut River Formation) of the Hazelton Group. They display textural and mineralogical similarity to mineralization found in the region in subaqueous, gold- and silver-rich, hot spring-type volcanogenic massive sulfide ("VMS") and epithermal style deposits, such as the Eskay Creek and Brucejack deposits, respectively. The nearby Big Bulk property hosts porphyry copper-gold style mineralization.

Since acquiring the Dolly Varden Property in 2011, fieldwork was dedicated to confirming and expanding the known mineralization near the historic deposits to upgrade into a compliant and current mineral resource estimate ("Current Mineral Resource Estimate") for the Wolf, Dolly Varden, Torbrit and North Star deposits. The Company's work consisted of surface and underground mapping, underground rehabilitation, detailed sampling, data compilation from reliable historic records and over 17,000 metres of core drilling. This data was used to complete an initial mineral resource estimate in 2015.

During the year ended December 31, 2011, the Company purchased the Dolly Varden Property, consisting of fee simple titles, mineral claims and mineral tenures in respect of certain lands located in the Kitsault area of BC. The Dolly Varden property is subject to a 2% net smelter return royalty ("NSR") of which one-half (or 1%) of the NSR can be repurchased by the Company for $2,750,000 at any time.

During the year ended December 31, 2020, the Company acquired surface rights and fee simple lands where the exploration camp, offices, logging and sampling facilities are situated. The parcel of land is located at waterfront for shoreline access, has current core storage areas and has related property water rights. The total property package had been previously leased annually by the Company from private owners. The transaction involved a payment of $153,000 in cash and issuance of 192,061 common shares of the Company with a value of $149,808 for a total cost of $302,808.

Homestake Ridge Property

On February 25, 2022, Dolly Varden acquired the Homestake Ridge Property. The Homestake Ridge Property consists of a 7,500-hectare project area hosting three known deposits that make up the Homestake Ridge portion of the Current Mineral Resource Estimate over the KV Project. Mineralization in the main deposits is interpreted to be structurally controlled epithermal veins and breccia systems within the prospective Jurassic Hazelton, the formation hosting the deposits in the Dolly Varden Property area. In addition to epithermal style mineralization, Homestake Ridge also hosts strata bound volcanogenic style mineralization and intrusion related alteration and stock work veining.

Gold mineralization was first discovered at the Homestake Ridge project over 100 years ago with several exploration adits and trenches exposing vein and breccia style mineralization at surface. Mineralization was of significant grade and thickness that the property has been the subject of numerous exploration programs since the 1920s, including prospecting, mapping, soil sampling, exploration drilling and airborne geophysics that have advanced the project and defined the trend of structurally controlled mineralization within the northern continuation of the Jurassic Hazelton formation from the Dolly Varden project. The 15 km of prospective Hazelton formation on the combined Homestake Ridge and Dolly Varden properties has been the focus for historical exploration.

Since 2008, significant diamond drilling at Homestake Ridge has led to definition of a current NI 43-101-compliant mineral resource estimate that is summarized in the Homestake Ridge Property section of the Company's current NI 43-101 technical report on the KV Project. The advanced stage project had a preliminary economic analysis completed on it in 2020. The exploration potential along the Homestake Ridge trend was tested with deeper historic drilling near the mineral resource and indicates the mineralization continues to depth and along strike. Recent analysis of historic airborne geophysics data from the Homestake Ridge project has defined exploration targets along trend of Homestake Ridge deposits to the south.

The 5.4 km distance between the deposits at Homestake Ridge and the deposits at Dolly Varden are, in the Company's opinion, prospective for further discovery of silver and gold mineralization, as the area is on a magnetic, stratigraphic and anomalous silver and gold geochemical trend within the Kitsault Valley. Geophysics interpretation has defined several target zones below a sediment cover to test along this trend in future exploration.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Mineral Resource Estimates of KV Project

The KV Project hosts the silver and gold resources of Dolly Varden and Homestake Ridge with combined resources of 34,731,000 ounces of silver and 165,993 ounces of gold in the Indicated category and 27,317,000 ounces of silver and 816,719 ounces of gold in the Inferred category.

Notes:

(1) Mineral resources are not mineral reserves, as they do not have demonstrated economic viability although, as per CIM requirements, the mineral resources reported above have been determined to have demonstrated reasonable prospects for eventual economic extraction.

(2) The mineral resources were estimated in accordance with the CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

(3) The resources reported above are derived from the Technical Report on The Combined Kitsault Valley Project, British Columbia, Canada dated effective September 28, 2022 and authored by Andrew J. Turner, B.Sc., P.Geol., of APEX Geoscience Ltd.

(4) The cut-off grade for the Homestake claim block mineral resources is 2.0 g/t AuEq, which was determined using average block grade values within the estimation domains and a Au price of $1,300 per troy ounce ("/tr oz"), a Ag price of US$20.00/tr oz and a Cu price of US$2.50/pound, and mill recoveries of 92% for Au, 88% from Ag and 87.5% for Cu, and combined mining, milling, and general and administrative costs of approximately US$109/ton.

(5) The cut-off grade for the Dolly Varden claim block mineral resource is 150 g/t Ag, which was determined using a Ag price of US$20.00/tr oz, a recovery of 90% and combined mining, milling, and general and administrative costs of US$80/ton and was supported by comparison to similar projects.

(6) Sufficient sample density data existed to allow for estimation of block density within the estimation domains of the Homestake Main, Homestake Silver and Homestake Reef zones, which ranged from 2.69 metric ton per cubic metre ("t/m3") to 3.03 t/m3.

(7) Bulk density values ranging from 2.79 t/m3 to 3.10 t/m3 were assigned to individual estimation domains based on available SG measurements for the DV, TB, NS and WF deposits.

(8) Differences may occur in totals due to rounding.

Please refer to the Company's continuous disclosure documents available on SEDAR+ for more detailed technical information regarding the Technical Report on The Combined Kitsault Valley Project, British Columbia, Canada, which is subject to the qualification statements and notes set forth in the final report posted on www.sedarplus.ca.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Preliminary Metallurgical Testing

Results of the first phase of the preliminary metallurgical testing for the Dolly Varden Property was released by the Company on May 8, 2019. A silver recovery of 86.9% was obtained from the Torbrit deposit and a silver recovery of 85.6% was obtained from the Dolly Varden deposit, both based on the kinematics curves from bottle roll cyanide leach tests over a period of 96 hours. The tests were performed on drill core composite samples from the Torbrit deposit with a head grade of 290 g/t Ag and the Dolly Varden deposit with a head grade 372 g/t Ag. Metallurgical testing was conducted in the laboratories of Blue Coast Research Ltd., in Parksville, BC. Results of the second phase of the preliminary metallurgical testing were released by the Company on June 20, 2019. Results from flotation metallurgical test work on separate concentrates for Ag-Pb and Zn yielded recoveries of 88% silver, 78% lead and 70% zinc from the Torbrit deposit. For more details concerning the metallurgical test work, please refer to the Company's disclosure documents.

Mineral Properties: Big Bulk Project

Big Bulk Project is located 5 km east of the KV Project and consists of a copper-gold porphyry system that is mapped by the BC Geological survey as being of Texas Creek Intrusive Suite age. It consists of 2,640 hectares in 7 mineral claims covering a copper-gold porphyry and skarn prospect on the southern shores of Kinskuch Lake, approximately 23 km northeast of the village of Kitsault.

The Big Bulk copper-gold porphyry system was tested with two drill holes as part of the 2025 exploration program. Both drill holes were over 1,000m in depth and intersected copper and gold mineralization in a altered porphyry host. These drill holes will help to vector in on stronger potassic alteration zones associated with higher copper and gold values in future exploration drilling.

The Company has compiled historic data that includes 2009 drilling by Anglo Gold Ashanti ("Anglo") and 2021 drilling by Libero Copper & Gold Corporation ("Libero"). Now that the entire porphyry and associated alteration and mineralization is under one ownership the entire system can be modelled as one to guide exploration in the coming years. Historical exploration was conducted by Teck Resources Limited and Canadian Empire Minerals, and more recent geological interpretations suggest a significant Cu-Au mineralized porphyry system. The area also shows potential for associated epithermal style gold mineralization.

The Hazelton Group in the Kitsault area is the southern limit of a continuous belt of the Stikine Terrane, which has been shown to host large alkalic gold-copper porphyry deposits, of which the Galore Creek, Red Mountain and KSM deposits are examples. The Big Bulk copper-gold porphyry is interpreted to fall into the same age and mineralization category.

On January 9, 2024, the Company issued 68,750 common shares to Libero, valued at $222,750, as consideration for the acquisition by Dolly Varden of an option agreement (the "Option Agreement") from Libero entitling Dolly Varden to earn-in a 100% undivided interest in the Big Bulk Property. In connection with this acquisition, the Company entered into an amended agreement with LCT Holdings Inc., the owner of the southern Big Bulk property and optionor under the Option Agreement. The amended Option Agreement provides that the Company may earn-in a 100% undivided interest in the Big Bulk Property with annual payments over four years ending on December 31, 2027, totalling $1,450,000 over the period. The Company may elect to issue common shares instead of cash payments under certain conditions. Since acquisition, the Company also made $200,000 in cumulative property cash payments under the Option Agreement. The value of the property included in exploration and evaluation assets is $422,750.

Mineral Properties: Kinskuch

The Kinskuch Property is contiguous on the east and south of Dolly Varden's Kitsault Valley Project, and through the acquisition Dolly Varden will increase the mineral tenure holdings and triple the total strike length of favorable Jurassic age Hazelton-Group volcanic rocks and associated "Red Line" by adding the Illiance trend to the Kitsault Valley trend. Both the Kitsault Valley and the Illiance trends are interpreted to be part of a district scale, sub-basin of the Eskay Rift period. The Illiance trend has seen little modern exploration work, limited to localized diamond drilling by Hecla on the 3 km long, north-south trending Illy epithermal system.

Also included within the acquisition area is the past producing Esperanza Mine (1910), interpreted as quartz-carbonate veins with similar silver grades to the historic Dolly Varden Mine (1920) hosted in Upper Hazelton sedimentary rocks. The Esperanza Mine is located along the Kitsault Valley access road, 2 km north of Dolly Varden's camp in Alice Arm, BC.

The southwestern portion of the acquired claims covers Hazelton Group rocks that trend to within 7 km of Goliath Resources Limited's recently discovered Surebet Zone gold mineralization.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

The area within the Kinskuch Property that trends south of Big Bulk has the potential to host additional gold-copper porphyry systems along the south trend towards the Kitsault molybdenum porphyry deposit, which is being actively advanced by New Moly LLC.

Mineral Properties: Porter

The Porter Project has an upside exploration potential between two shear hosted silver-rich vein systems: the historic Silverado mine and past-producing Prosperity-Porter mines that are separated by a 2,350 metre long unexplored trend. Veins at both sites run at a similar orientation and it is hypothesized that the system may be continuous under the summit of Mount Rainey. The Prosperity Idaho vein system has seen past production, having been mined between 1929 and 1931, producing 27,123 tonnes of direct shipping ore with recovered grades of 2,542 g/t silver (73.8 oz/ton) and 1 g/t gold (yielding approximately 2.2 million ounces of silver). The ore was shipped to the port at Stewart, British Columbia via aerial tramway.

Mineral Properties: American Creek, Theia, BA, Red Cliff

The American Creek Property (3,381 hectares) is centered on the past producing Mountain Boy high-grade silver mine. The BC Government Minfile Report documents small and very high-grade silver production from the 1910s to the 1940s and 2000s, with reported silver grades in mined material ranging from 8,000 to 17,000 g/t silver. Historic exploration drilling previously reported by MTB Metals (see MTB Metals' news release dated March 5, 2019) reported DDH-MB-2006-10 that intersected 5.10 metres of 5,258 g/t silver and DDH-MB-2006-19 that intersected 6.1metres of 2,260 g/t silver from vein zones. The system remains open to depth and along strike. The property consolidated a significant land package in the American Creek corridor including the Mountain Boy Property, Silver Crown Property and Dorothy Property. The American Creek Property is host to a variety of targets with several known mineral occurrences, all of which are under explored. The property is road accessible and 20 km from the deep-water port of Stewart, 6 km from the Premier mill and 7 km from Highway 37A. Favorable host stratigraphy, including rocks from the Lower and Upper Hazelton Group host multiple silver, gold and copper occurrences on the property, a number of which are hosted within felsic volcanic rocks with a similar primitive geochemistry to the Eskay Creek mine host rocks.

The Theia Property (8,119 hectares) is an early stage, geologically strategic property that is contiguous with the northern boundary of the Kitsault Valley Project's Homestake Ridge Property. The addition will increase the tenure area around the Kitsault Valley to over 86,000 hectares and increase the strike length of prospective Hazelton Group rock to the north, where receding glaciers have exposed new areas along a mineralized trend. Early-stage reconnaissance work by previous explorers has outlined an anomalous silver bearing trend 500 metres long.

The BA Property (10,165 hectares) hosts numerous mineralized showings. Historic drilling of 178 drill holes has outlined a substantial zone of silver-lead-zinc mineralization located 4 km from highway 37A. Several targets with high-grade silver potential include VMS / epithermal hot spring deposit containing silver, lead and zinc, and remain to be drill tested. These occurrences are hosted in the same prospective Hazelton Group stratigraphy as on the Kitsault Valley Project. The BA Property is located 30 km northeast of the town of Stewart, BC. Highway 37A passes through the northern portion of the BA Property.

The Red Cliff Property (246 hectares) consists of a number of smaller Crown grants covering a past-producing gold and copper mine, of which MTB Metals held a 35% interest in pursuant to the Red Cliff JV Agreement.  As described above, Dolly Varden assumed and stepped into MTB Metals' obligations under the Red Cliff JV Agreement as part of the acquisition of the Properties. Located within the American Creek corridor, the Red Cliff Property is approximately 1 km south of the American Creek Property.

2025 Exploration Program

The completed 2025 drill program for the Kitsault Valley Project consists of 56,131 metres of diamond drilling in 84 drill holes building on the success of the 2024 exploration program. Drilling focused on expanding high-grade mineralization at the Wolf Vein and Homestake Silver deposit and followed up on promising results from numerous exploration targets, including Red Point and Moose. The program also included deep drilling at the Big Bulk copper-gold porphyry target. Drilling commenced in mid-May with four rigs and increased to five rigs in July 2025. The drilling was completed at the end of September. A combination of infill, step-out and new discovery potential exploration drilling is under way. Fieldwork includes detailed mapping in new areas where surface showings have been outlined in previous seasons and on the newly acquired properties.

Exploration targets on both the Homestake Ridge and Dolly Varden properties include targets within the 5.4-km-long area between the southern end of Homestake Silver and Wolf Vein, and between Torbrit and Wolf within the modelled periodicity of the basin defining structures trending under the mid-valley sedimentary cap rocks.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

With the acquisition of the adjacent Kinskuch Project area from Hecla and the northern extension of the trend on the Theia Property acquired from MTB Metals, an initial program of geological mapping and reconnaissance of the prospective Jurassic age Hazelton Group rocks of the under-explored 30 km eastern Illiance trend and western Surbet (Goliath Resources Ltd.) hosting trend were initiated during the 2025 exploration season. Combined with the results of the data compilation on the new acquisition areas, the fieldwork generated exploration drill targets to be tested in 2026.

Drilling areas tested in the 2025 Exploration program along Dolly Varden's Kitsault Valley Trend

At the Wolf Vein, drilling was successful in extending the southwesterly plunging, high grade silver corridor along strike and at depth as well as testing for offset potential on the west side of the central valley structure. Directional drilling technology was employed to accurately intersect the steeply dipping vein with priority on aggressive step-outs from the furthest west step-out drill hole from 2024. The step-out drilling on the west side of the fault has assays pending.

Drilling at the Homestake Silver deposit was successful in further defining and expand in the gold- and silver-rich plunge zone interpreted utilizing assay results and structural data from the previous season's drilling. The program tested the projected trend and the down dip extent of the structurally controlled gold system, which shows strong continuity and upside.

The Red Point target is on the west side of the Kitsault River trending northwest towards the Homestake Ridge deposits 6 km northwest. Red Point is a known broad quartz sericite pyrite alteration zone with high grade gold values within stockwork zones. Reinterpreted downhole structural data defines a higher-grade structural corridor that was tested during the 2025 season. Assays are pending from an intense quartz sericite stockwork intersected in these drillholes.

The Big Bulk area is a large, underexplored Cu-Au porphyry system where copper and gold mineralization in stockwork veining has been intersected by previous operators (Anglo in 2009 and Libero in 2021) along the margin of the associated alteration system. Two deep drillholes were completed in the 2025 program that tested the northeast trending mineralized system based on updated geological interpretation and mapping. Assays are pending for Big Bulk drilling within weak to moderate porphyry style alteration zones. The target is prospective for both copper-gold porphyry and skarn-style mineralization, analogous to nearby Red Mountain and KSM deposits.

The Company is advancing metallurgical studies that include samples taken from Wolf and the Kitsol Vein (currently part of the Torbrit Mineral Resource) and is planning further advanced metallurgical work on both the Homestake Main and Homestake Silver deposits characterization.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

SELECTED ANNUAL INFORMATION

The following table sets forth selected financial information for the fiscal year ended December 31, 2025 ("Fiscal 2025"), comparable fiscal year ended December 31, 2024 ("Fiscal 2024") and fiscal year ended December 31, 2023 ("Fiscal 2023"). The selected financial information set out below has been derived from the Annual Financial Statements and accompanying notes, in each case prepared in accordance with IFRS. The selected financial information set out below may not be indicative of the Company's future performance. The following discussion should be read in conjunction with the audited financial statements.

	Fiscal 2025 $	Fiscal 2024 $	Fiscal 2023 $
Total revenue	-	-	-
Net loss for the fiscal year	(31,738,497)	(20,649,147)	(26,650,462)
Loss per share, basic and fully diluted	(0.38)	(0.28)	(0.10)
Total assets	143,438,689	106,253,494	82,749,756
Total non-current financial liabilities	-	-	-
Cash dividends declared per common share	-	-	-

REVIEW OF OPERATIONS AND FINANCIAL RESULTS

Results of Operations

For the three months ended December 31, 2025 and 2024

The total comprehensive loss for the three months ended December 31, 2025 was $6,144,138, as compared to $2,192,219 for the same period last year, with the increase of $3,951,919, or 180%, primarily attributed to increases in administration, consulting fees,  professional fees, transfer agent and filing fees, exploration and evaluation expenditures, which was offset by lower management fees.

Exploration and evaluation expenditures for the three months ended December 31 were $1,804,888, (2024 - $1,330,291). Exploration and evaluation expenditures for the three months ended December 31, 2025 were $474,597 higher compared to the same period in 2024 due to a larger planned drilling program.

The operating loss excluding exploration costs makes up the general and administrative expenses, which amounted to $5,102,892 for the current period, as compared to $1,608,734 in the previous period. This increase of $3,494,158 was primarily attributed to an increase in consulting and professional fees.  The higher costs were offset by a decrease in management fees.

  Consulting expenses were $1,695,354 (2024 - $38,000) during the three months ended December 31, 2025. The expense increased by $1,657,354, as the Company required more financial advisory support than in the comparable period, including $1,275,330 of costs related to the Transaction.
  Marketing and communication expenses were $656,613 (2024 - $250,839) during the three months ended December 31, 2025. The expense increased by $405,774 relative to the comparative period due to fluctuations in the timing of awareness campaigns.
  Office and administration expenses were $342,381 (2024 - $61,877) for the three months ended December 31, 2025. This increase is primarily attributed to higher insurance related costs required due to the NYSE-A listing.
  Professional fees were $1,376,440 (2024 - $25,741) during the three months ended December 31, 2025. The expense increased by $1,350,699, as there was additional legal costs related to regulatory compliance, annual general meeting preparation, special general meeting and business development activities, including $1,298,000 of legal fees related to the Transaction.  Professional fees related to property acquisitions were included in the cost of the asset.
  Transfer agent and filing fees were $52,180 (2024 - $18,604) for the three months ended December 31, 2025. This increase is primarily attributed to higher costs due to the NYSE A- listing.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

For the year ended December 31, 2025 and 2024

The total comprehensive loss for the year ended December 31, 2025 was $31,738,497, as compared to $20,649,147 in the same period last year, with the increase of $11,089,350, or 54%, primarily attributed to increases in consulting fees, office and administration, marketing and communication, professional fees, Part XII.6 tax and exploration and evaluation expenditures, which was offset by an decrease in management fees and share based payments,  an increase in interest income and a higher recovery from FT share premium.

Exploration and evaluation expenditures for the year ended December 31, 2025 were $25,198,442 (2024 - $17,875,317). Exploration and evaluation expenditures for the year ended December 31, 2025 were $7,323,125 higher compared to the same period in 2024 due to a larger planned drilling program and some general increases in service rates.  During the year, 56,131 metres were drilled compared to 31,726 metres in the prior year.

The operating loss excluding exploration costs makes up the general and administrative expenses, which amounted to $11,972,685 for the current year, as compared to $8,080,336 in the previous year. This increase of $3,892,349 was primarily attributed to an increase in consulting fees, filing fees, office and administration, professional fees and Part XII.6 tax.  The higher costs were offset by a decrease in share-based payments expense, a higher recovery from FT share premium and higher interest revenue.

  Consulting fees were $2,585,354 (2024 - $1,275,026) during the year ended December 31, 2025. The expense increased by $1,310,328, as the primarily due to higher level of business development activity and includes $1,275,330 of expenses related to fairness opinions and due diligence for the Transaction.
  Marketing and communication expenses were $2,166,118 (2024 - $1,477,450) during the year ended December 31, 2025. The expense increased by $688,668, as the Company began trading on NYSE American and increased communication was generally required to update investors.
  Office and administration expense was $1,026,328 (2024 - $250,708) for the year ended December 31, 2025. This $775,620 increase is attributed to higher employer health tax costs and higher insurance related costs required for the new NYSE-A listing.
  Professional fees were $1,893,341 (2024 - $236,947) during the year ended December 31, 2025. The expense increased by $1,656,394, as there were additional legal costs related to updated governance policies, the NYSE-A listing process, annual general meeting preparation, special meeting preparation, $1,298,000 related to the Transaction and higher business development activities.
  Transfer agent and filing fees were $362,978 (2024 - $137,690) during the year ended December 31, 2025. The expense increased by $225,288, primarily due to additional filing fees related to the NYSE-A listing application process.
  The share-based payments expense was $2,181,824 (2024 - $2,600,955) for the year ended December 31, 2025. The decrease resulted from less grants of equity compensation during the year ended December 31, 2025 relative to last year. During the year ended December 31, 2025, there were 548,500 (2024 - 706,000) stock options granted and 237,244 (2024 - 295,750) RSUs granted.
  Interest income was $1,177,928 (2024 - $1,002,289) during the year ended December 31, 2025. The income was $175,639 higher, as the cash balances were higher during the year ended December 31, 2025 relative to last year.

The estimated Part XII.6 tax is calculated and payable to the Canada Revenue Agency on the Company's flow-through expenditures renounced under the Look-back Rule in the prior year and remained unspent in the current year multiplied by the prescribed interest rate calculated monthly. The Company recorded Part XII.6 tax expenses of $306,457 compared to tax recovery of $2,933 in the same period last year. This expense was offset by a recovery of flow-though share premium of $4,561,159 (2024- $4,301,284). Recovery of flow-through share premium is recognized in proportion to incurred eligible exploration expenditures.

Summary of Quarterly Results

The Company had an operating loss of $6.2 million in Q4/25 (Q4/24 - $2.9 million), $17 million in Q3/25 (Q3/24 - $11.5 million), $10.5 million in Q2/25 (Q2/24 - $9.1 million) $2.5 million in Q1/25 (Q1/24-$2.4 million), and $2.9 million in Q4/24, (Q4/23 - $4.05 million). The year of 2025 and 2024 quarterly spending trend is comparable to prior years, where exploration activity is typically highest in the second and third quarters each year. The mobilization for the drilling program started in Q2/25 and Q2/24. The exploration program for 2026 is expected to be of similar magnitude to 2025. General and administrative costs are expected to continue to be lower in 2026 relative to prior periods, as there was additional business development activity and more professional fees required as a result of the NYSE-A uplisting in April 2025. Insurance costs, which are expensed as administration costs, were higher from Q2/25 onward. Operating loss excluding exploration expenditures in Q4/2025 was higher than previous quarter primarily due to $2.6 million Transaction cost related to the Contango merger.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

The Company's drill program typically operates from May to October each year. As such, the exploration related expenses are historically highest during the fiscal quarter ending in September. The exploration costs were higher in 2025 relative to 2024, as the Company drilled 77%, or 24,405 more, metres in 2025 (56,131 metres) relative to 2024 (31,726 metres). The exploration program in 2025 was larger than in the prior year where up to five drill rigs were in use for the 2025 drill program compared to three drills utilized during 2024.

Fluctuations in exploration expenses materially impact the changes to operating losses in all periods, as exploration costs as a percentage of the operating loss ranged from 26% to 81% over the last eight quarters. Exploration costs in millions, excluding the benefit of the British Columbia Mineral Exploration Tax Credit ("BC METC"), were: Q1/24 $0.8 million, Q2/24 $6.6 million, Q3/24 $9.2 million, Q4/24 $1.3 million, Q1/25 $0.7 million, Q2/25 $7.5 million, Q3/25 $15.2 million and Q4/25 $2.3 million.

The following table summarizes selected quarterly financial information derived from the Company's condensed consolidated interim financial statements for each of the eight most recently completed fiscal quarters:

As at and for the quarter ended	December 31, 2025 (Q4/25) $	September 30, 2025 (Q3/25) $	June 30, 2025 (Q2/25) $	March 31, 2025 (Q1/25) $

Total assets	143,438,689	117,539,917	134,427,324	104,502,073
Exploration and evaluation assets	80,356,492	80,091,694	80,088,262	71,329,535
Equipment	156,041	165,210	174,379	181,331
Working capital	51,707,420	29,011,354	42,177,779	28,580,081
Shareholders' equity	132,427,953	109,476,258	122,648,420	100,249,947
Interest and other income	368,490	313,495	239,544	256,399
Total revenue	-	-	-	-
Operating loss	(6,907,780)	(17,223,912)	(10,509,107)	(2,530,328)
Total loss and comprehensive loss	(6,144,138)	(13,965,436)	(9,285,139)	(2,343,784)
Basic and fully diluted loss per share	(0.07)	(0.16)	(0.12)	(0.03)

As at and for the quarter ended	December 31, 2024 (Q4/24) $	September 30, 2024 (Q3/24) $	June 30, 2024 (Q2/24) $	March 31, 2024 (Q1/24) $

Total assets	106,253,494	110,812,810	90,919,180	95,457,683
Exploration and evaluation assets	71,329,535	71,179,535	71,179,535	71,179,535
Equipment	191,715	200,794	212,504	212,140
Working capital	30,173,355	31,180,698	13,023,669	18,689,456
Shareholders' equity	101,853,605	102,720,027	84,574,708	90,860,131
Interest income	746,806	243,245	263,946	146,602
Total revenue	-	-	-	-
Operating loss	(2,939,025)	(11,500,402)	(9,117,867)	(2,398,362)
Total loss and comprehensive loss	(2,192,219)	(8,984,483)	(7,220,688)	(2,251,760)
Basic and fully diluted loss per share	(0.04)	(0.12)	(0.10)	(0.03)

Liquidity and Capital Resources

The Company has no operations that generate cash flow. The Company's future financial success will depend on its ability to raise capital or through the discovery and development of one or more economic mineral deposits. Discovery and development may take many years, can consume significant resources and is largely based on factors that are beyond the control of the Company and its management. To date, the Company has successfully financed its activities by the issuance of equity securities, consisting of a combination of flow-through and non-flow-through securities. In order to continue funding exploration activities and corporate costs, the Company is reliant on their ongoing ability to raise financing through the sale of equity. This is dependent on positive investor sentiment, which in turn is influenced by a positive climate for the target commodities, the Company's track record, and the experience and caliber of the Company's management. There is no assurance that equity funding will be accessible to the Company at the times and in the amounts required to fund the Company's activities. As at December 31, 2025, the Company had cash, guaranteed investment certificates and investments of $61,082,045 to settle accounts payable and accrued liabilities of $4,005,783, as well as the liability on flow-through share issuances of $7,004,953.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Base Shelf Prospectus

On April 26, 2023, the Company filed and has a receipted final short form base shelf prospectus (the "base shelf prospectus") with the securities commissions in each of the provinces of Canada, except Quebec. The base shelf prospectus expired May 26, 2025.

Use of Proceeds from Past Financings

Date of Financing	Disclosed Expected Purpose	Actual Use of Proceeds	Proceeds $	Spent to December 31, 2025 $	Balance $
November 2023	60% to be spent on exploration and 40% on other corporate purposes	Details below	10,000,000	8,742,000	1,258,000
September 2024	Expand scope of 2024 drill season, fund 2025 drill season, and other corporate purposes	Details below	30,450,000	30,450,000	0
June 2025	Expand the scope of the exploration program in 2025, fund a portion of the 2026 exploration budget and general working capital	Exploration, administration, Transaction costs	28,755,500	7,780,000	20,975,500
October 2025	Increase estimated exploration budget in 2026 to $28 million and fund general working capital	n/a	31,824,000	-	31,824,000

On November 1, 2023, the Company completed the sale of 15,384,616 common shares of the Company to Hecla at a price of $0.65 per common share for gross proceeds of $10,000,000. As at December 31, 2025, approximately $4,742,000 of the proceeds of this sale has been spent on exploration related expenses and $4,000,000 has been spent on general administration.

On September 4, 2024, the Company closed the first tranche of a bought deal financing (the "September 2024 Offering") for gross proceeds of $11,500,000 by issuance of 11,500,000 common shares of the Company at a price of $1.00 per common share. In addition, the Company issued 12,960,000 flow-through common shares at a price of $1.25 per common share with gross proceeds of $16,200,000. In connection with the closing of the first tranche of the offering, a finders' fee of $1,385,000 was paid representing 5% of the gross proceeds.

On September 27, 2024, the Company closed the second and final tranche of the September 2024 Offering for gross proceeds of $4,500,000 from the issuance of 3,600,000 FT common shares at price of $1.25 per FT common share. In connection with the closing of the second and final tranche of the financing, a finders' fee of $225,000 was paid representing 5% of the gross proceeds.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

As disclosed in the prospectus supplement to the base shelf prospectus dated August 21, 2024, the Company's approximate expenses to December 31, 2025 relative to the intended use of the net proceeds from the bought deal financings from September 2024 is as follows:

Principal Purpose	Estimated Use of Net Proceeds(1) $	Spent to December 31, 2025 $	Balance $
Exploration Expenditures - Drilling and related in 2024 for extended program	2,000,000	1,060,000	940,000 (2)
Exploration - Camp and other costs in 2024	1,500,000	340,000	1,160,000 (2)
Exploration - Drilling and related in 2025	8,600,000	12,410,000	(3,810,000)(3)
Exploration - Camp and geoscience/technical team in 2025	6,500,000	5,430,000	1,070,000(3)
Exploration - Samples and other costs in 2025	2,200,000	1,645,000	555,000(3)
General and Administration	5,000,000	5,000,000	-
Business Development	500,000	415,000	85,000(4)
Sub-total per prospectus supplement	26,300,000	26,300,000	-
Exploration - Contingency	2,700,000	2,700,000	-
General and Administration - Unallocated	1,450,000	1,450,000	-
Total	30,450,000	30,450,000	-

(1) Gross proceeds of $32,200,000 were raised for net proceeds of approximately $30,450,000 after deducting finders' fees and transaction costs of approximately $1,750,000. The net proceeds from the over-allotment were allocated to General and Administration - Unallocated and an Exploration - Contingency.

(2) In 2024 the exploration program was shorter than expected due to bad weather in late September. The balance of funds originally intended for exploration in 2024 was spent on exploration in 2025.

(3) The drilling program was expanded in June 2025, which resulted in higher drilling costs in the period than originally planned relative to other costs.

(4) Business development costs included legal and acquisition costs that related to property purchases in May and June 2025.  These costs were included in capitalized land acquisition costs.

On June 26, 2025, the Company closed a bought deal financing for aggregate gross proceeds to the Company of $28,755,500 through two offerings. Under the LIFE Offering, the Company sold 2,445,500 common shares of the Company at a price of $4.60 per common share for gross proceeds of $11,249,300 and also sold 1,128,000 FT common shares at a price of $6.65 per FT common share for gross proceeds of $7,501,200. Under the Private Placement Offering, the Company sold 1,740,000 FT common shares of the Company at a price of $5.75 per FT common share for gross proceeds of $10,005,000. In connection with the closing of the two financings, a finders' fee of $1,437,775 was paid representing 5% of the gross proceeds. The Company has spent $7,755,500 of the net proceeds of this financing as at December 31, 2025, including $2,676,000 on exploration costs, $2,504,000 on general and administration, as well as $2,600,000 on Transaction related costs.

On October 23, 2025, the Company closed its bought deal private placement for total gross proceeds of $33,973,000 by issuing 4,646,000 shares. The financing comprised 2,906,000 common shares at $6.50 per share for $18,889,000 under the LIFE exemption, 750,000 charity flow-through shares at $9.42 per share for $7,065,000, and 990,000 flow-through shares at $8.10 per share for $8,019,000.  In connection with the closing of the Offerings, the Underwriters received a cash fee equal to $1,698,650, representing 5% of the gross proceeds of the Offerings and other share issue costs are estimated at $450,000.  The Company has not yet spent any of the net proceeds of this financing as at the date of this MD&A.

Cash and Financial Condition

As of December 31, 2025, the Company had a working capital surplus of $51,707,420 (December 31, 2024 - $30,173,355), which includes the liability on flow-through share issuances of $7,004,953 (December 31, 2024 - $3,478,712). The Company's working capital needs fluctuate based on exploration program requirements, which place variable demands on the Company's resources and timing of expenditures. Demand on capital is expected to increase during summer months, as drilling and exploration activity typically begins in May and ends in October.

During the year ended December 31, 2025, the Company used $32,281,037 (2024 - $21,144,413) of cash in operating activities. The Company had a loss of $31,738,497 (2024 - $20,649,147) from operations in the quarter. Items not affecting cash totaling $-2,031,223 (2024 - $1,652,272) were added back to the loss mainly due to share-based payments, restricted share unit compensation and recovery on flow-through share premium. The Company had changes in non-cash working capital items that adjusted the loss by $1,488,683 (2024 - $1,157,006). The change in cash from operations between periods was most significantly impacted by the higher loss for the year, and a decrease of $1,240,466 in prepaid expenses and Goods and Services Tax ("GST") receivables (2024 - decrease of $899,712) during the year ended December 31, 2025.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

During the year ended December 31, 2025, the Company acquired equipment for $5,981 (2024 - $23,716) and invested $232,573 (2024 - $nil) of cash for property acquisitions.

During the year ended December 31, 2025, the Company received cash proceeds of $684,805 (2024 - $1,319,607) from the exercise of 252,062 stock options. There were net cash proceeds of $58,739,232 (2024 - $44,193,732) from issuance of flow-through common shares

Commitments and Contingencies

The Transaction includes a termination  fee of $15,000,000. This fee would become payable by the Company if the transaction does not close due to certain specified events, including a material breach of its obligations under the agreement. The break fee is intended to compensate the counterparty for costs incurred in pursuing the transaction and to reflect the value of the commitments made during the negotiation process. While the Company does not expect any triggering events to occur, payment of the break fee, if required, could have an impact on liquidity and capital resources.

On May 1, 2024, the Company entered into a lease agreement for the purpose of landing helicopters and parking a maximum of five trucks from May 1, 2024 to April 30, 2026, pursuant to which the Company was obligated to pay basic rent of $25,750 for 2024 and $26,525 for 2025.

In June 2024, the Company also entered into a lease agreement of renting land for two lots in Alice Arm, BC, for a term of three years, pursuant to which the Company is obligated to pay basic rent of $5,000 per annum.

Outstanding Share Data

On April 7, 2025, the Company completed a Consolidation of the issued and outstanding shares of the Company at a ratio of four pre-consolidation common shares for one post-Consolidation common share. All common share stock option, RSU and per share figures in the MD&A and condensed consolidated interim financial statements have been retroactively adjusted to reflect the share Consolidation.

The Company's authorized share capital consists of an unlimited number of common shares. The issued and outstanding securities of the Company are as follows:

As at	The date of this MD&A	December 31, 2025
Common shares	91,999,471	91,905,721
Restricted share units(1)	605,636	605,636
Stock options(2)	2,601,126	2,694,876

(1) Each RSU grants the holder the right to receive one common share per RSU, for a total of 605,636 common shares (December 31, 2025 - 605,636).

(2) Each stock option grants the holder the right to purchase one common share per stock option, for a total of 2,601,126 common shares as of the date hereof (December 31, 2025-2,694,876).

Summary of the 2025 share issuances are as follows:

  On February 28, 2025, the Company granted 548,500 stock options to directors, officers and consultants at a price of $4.00 per share with an expiry date of February 28, 2030 and also granted 237,244 RSUs to officers and directors of Company, which will vest equally over three years with first vesting occurring after one year.
  On June 26, 2025, the Company closed a bought deal financing for aggregate gross proceeds to the Company of $28,755,500 through a private placement and LIFE Offering. Under the LIFE Offering, the Company sold 2,445,500 common shares of the Company at a price of $4.60 per common share for gross proceeds of $ 11,249,300 and also sold 1,128,000 FT common shares at a price of $6.65 per FT common share for gross proceeds of $7,501,200. Under the Private Placement Offering, the Company sold 1,740,000 FT common shares of the Company at a price of $5.75 per FT common share for gross proceeds of $10,005,000.
  On October 23, 2025, the Company closed a bought deal financing for total gross proceeds of $33,973,000 by issuing 4,646,000 shares. The financing comprised 2,906,000 common shares at $6.50 per share for $18,889,000 under the LIFE exemption, 750,000 charity flow-through shares at $9.42 per share for $7,065,000, and 990,000 flow-through shares at $8.10 per share for $8,019,000.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis
  On December 22, 2025, the Company issued to Libero 38,941 common shares of the Company valued at $264,799 in relation to the Assignment Agreement.
  During the year ended December 31, 2025, the Company issued 269,806 common shares pursuant to conversion of RSUs from reserve having a conversion value of $1,019,246.
  During the year ended December 31, 2025, the Company issued 252,062 common shares pursuant to the exercise of stock options for proceeds of $684,805.  Subsequent to December 31, 2025, the Company issued 93,750 common shares pursuant to the exercise of stock options for proceeds of $300,250.

Transactions with Related Parties

During the year ended December 31, 2025, and 2024, the Company incurred the following amounts charged by officers and directors (being key management personnel) and companies controlled and/or owned by officers and directors of the Company in addition to the related party transactions disclosed elsewhere in these condensed consolidated interim financial statements:

	Year ended
	December 31, 2025	December 31, 2024
Directors' fees (1)(2)	$233,000	$228,400
Consulting fees	25,000	-
Exploration and evaluation (3,4)	498,750	722,500
Management fees (1)(2)	1,107,500	1,442,200
Share-based payments (1)(2)	1,842,089	2,026,036
Total	$3,706,339	$4,419,136

(1) The Company entered into a consulting service agreement with S2K Capital Corp. and Shawn Khunkhun, Chief Executive Officer ("CEO") and director of the Company. Pursuant to this consulting agreement, Mr. Khunkhun is compensated at a rate of $34,167 (2024 - $30,000) per month effective April 1, 2025. The Company is required to pay an equivalent to 24 months' pay plus an average of any cash performance bonus paid in the previous two completed financial years if the consulting agreement is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company. During the year ended December 31, 2025, the Company paid a $360,000 bonus related to the year ended December 31, 2024, and made a bonus allowance of $400,000 for amounts expected to be paid in 2026 that relate to the year to end December 31, 2025. If the agreement is terminated for reasons other than event of default, the Company is required to pay a sum equal to 12 months' pay.

(2) The Company entered into a consulting service agreement with Fehr & Associates and Ann Fehr, Chief Financial Officer ("CFO") for full outsourced accounting and corporate secretary services. During the year ended December 31, 2025, the Company paid $16,667 (2024 - $16,667) per month for CFO services.  During the year ended December 31, 2025, the Company paid a $100,000 bonus related to the year ended December 31, 2024, and made a bonus allowance of $110,000 for amounts estimated to be payable in 2026 that relate to the year to end December 31, 2025. The Company is required to pay an equivalent to 12 months' pay if the consulting agreement is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company.

(3) The Company entered into a consulting service agreement with Robert van Egmond, VP Exploration of the Company. Pursuant to this consulting agreement, Mr. van Egmond is compensated at a rate of $23,333 (2024 - $22,500) per month effective April 1, 2025. During the year ended December 31, 2025, the Company paid a $135,000 bonus related to the year ended December 31, 2024, and made a bonus allowance of $135,000 for amounts expected to be paid in 2026 that relate to the year to end December 31, 2025. The Company is required to pay the equivalent to 12 months' pay if the consulting agreement is terminated by either party, absent an event of default, during the twelve-month period following the date of a change in control of the Company.

(4) The Company recognized expense of $120,000 (2024 - $120,000) in exploration and evaluation expenses to Linus Geological Ltd., a company controlled by Robert McLeod, a director of the Company.

(5) The Company recognized consulting expenses of $25,000 (2024-$nil) to Chelmer Consulting Corp., a company controlled by Darren Devine, a director of the Company.

Other related party transactions are as follows:

- At December 31, 2025, included in accounts payable is $20,533 (December 31, 2024 - $10,640) owed to officers of the Company.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

- At December 31, 2025, included in accrued liabilities is $675,000 (December 31, 2024 - $686,750) accrued to officers and directors of the Company.

- During the year ended December 31, 2025, $151,025 (2024 - $94,537) in fees were paid to Fehr & Associates, a corporation controlled by the CFO, that were attributable to costs directly associated with office space, accounting services and administration staff used by the Company.  Prior to April 1, 2024, these costs were included in CFO-related management fees.

- The Porter Property acquisition was a related party transaction on account that Shawn Khunkhun, CEO, President and a director of Dolly Varden is also the Executive Chairman and Director of Strikepoint.

- The Kinskuch Property acquisition is a related party transaction as Hecla is considered an insider on account of Hecla owning approximately 13.3% of the outstanding Common Shares.

Financial Instruments

The Company's financial instruments recorded at fair value require disclosure as to how the fair value was determined based on significant levels of input described in the following hierarchy:

– Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

– Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

– Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company's financial instruments include cash and cash equivalents, short-term investments, GST receivables, accounts payable and accrued liabilities, all of which are measured at amortized cost.

Off-balance Sheet Arrangements

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements.

Proposed Transactions

As of the date of this MD&A, the Company does not have any material proposed transactions.

Disclosure Controls and Procedures

Management, with the participation of the CEO and Chief Financial Officer CFO, assessed the effectiveness of disclosure controls and procedures as of December 31, 2025. Based upon the results of that evaluation, the CEO and CFO concluded that the disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company is accumulated and communicated to management to allow timely decisions regarding required disclosure, and that the information disclosed by us in the reports that we file is appropriately recorded, processed, summarized and reported within the time period specified in applicable securities legislation.

Internal Control Over Financial Reporting

The Company's internal control over financial reporting may not prevent or detect all misstatements due to inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial reporting and disclosure. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

There were no changes to the Company's internal controls over financial reporting during the year ended December 31, 2025 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting or disclosure controls and procedures.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Limitations of Controls and Procedures

The CEO and CFO, in consultation with management, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur due to simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Critical Accounting Estimates

Key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities include, but are not limited to, the following:

Share-based compensation

The fair value of share-based payments is determined using the Black-Scholes option pricing model. Such option pricing models require the input of subjective assumptions, including the expected price volatility, option life, dividend yield, risk-free rate and estimated forfeitures at the initial grant.

Estimating useful life of equipment

Depreciation of property and equipment is charged to write-down the value of those assets to their residual value over their respective estimated useful lives. Management is required to assess the useful economic lives and residual values of the assets such that depreciation is charged on a systematic basis to the current carrying amount. The useful lives are estimated having regard to such factors as asset maintenance, rate of technical and commercial obsolescence, and asset usage. The useful lives of key assets are reviewed annually.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized in the condensed consolidated interim statements of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the condensed consolidated interim statements of financial position could be impacted.

Accrual of British Columbia Mineral Exploration Tax Credit ("BC METC")

The provincial government of BC provides for a refundable tax on net qualified mining exploration expenditures incurred in BC. The credit is calculated as 20% of qualified mining exploration expenses less the amount of any assistance received or receivable. The determination of the expenditures that would qualify as mining exploration expenses was based on previous years' tax filings and subsequent reviews by government auditors. BC METC will be recorded in net income or loss upon cash receipt or when reasonable assurance exists that the tax filings are assessed and the expenditures are qualified as mining exploration expenses.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Significant Accounting Judgments

Significant accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

Recoverability of the carrying value of the Company's exploration and evaluation assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of these properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

Risk Factors

The Company is subject to risks and challenges similar to other companies in a comparable stage of development. These risks include, but are not limited to, continuing losses, dependence on key individuals, and the ability to secure adequate financing to meet minimum capital required to successfully complete its projects and continue as a going concern. These factors should be reviewed carefully.

The following risk factors, in addition to the risks noted above in the Financial Instruments and Liquidity and Capital Resources sections, should be given special consideration when evaluating trends, risks and uncertainties relating to the Company's business.

Risks Related to the Transaction

The completion of the Transaction is subject to a number of conditions precedent, some of which are outside Dolly Varden's control.

There can be no certainty, nor can Dolly Varden provide any assurance, that all conditions precedent to the Transaction will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the Transaction may not be completed. If the Transaction is not completed, the market price of the DV Shares may be adversely affected.

To complete the Transaction, each of Dolly Varden and Contango must make certain filings with and obtain certain consents and approvals from various Governmental Entities. The Company and Contango have not yet obtained all of the key regulatory approvals which are required to complete the Transaction. The regulatory approval processes may take a long period of time to complete, which could delay completion of the Transaction. There can be no assurance as to the outcome of the approval processes, including the undertakings and conditions that may be required for approval or whether those key regulatory approvals will be obtained.

If, for any reason, the Transaction is not completed or its completion is materially delayed or the Arrangement Agreement is terminated, the market price of the DV Shares may be materially adversely affected. The Company's business, financial condition or results of operations could also be subject to various material adverse consequences, including that Dolly Varden would remain liable for costs relating to the Transaction. If the Transaction is not completed for any reason, there are risks that the announcement of the Transaction and the dedication of Dolly Varden's resources to the completion thereof could have a negative impact on Dolly Varden's relationships with its stakeholders and could have a material adverse effect on the current future operations, financial condition and prospects of Dolly Varden.

The Company and Contango are each subject to customary non-solicitation provisions under the Arrangement Agreement. The Arrangement Agreement also restricts each of the Company and Contango from taking specified actions until the Transaction is completed without the consent of the other party. These restrictions may prevent Dolly Varden from pursuing attractive business opportunities that may arise prior to the completion of the Transaction. The Transaction could cause the attention of Dolly Varden's management to be diverted from the day-to-day operations of Dolly Varden. These disruptions could be exacerbated by a delay in the completion of the Transaction and could have an adverse effect on the business, operating results or prospects of Dolly Varden.

In considering the recommendation of the Board of Dolly Varden with respect to the Transaction, Dolly Varden shareholders should be aware that certain members of Dolly Varden's senior management and the Board of Dolly Varden have certain interests in connection with the Transaction that may present them with actual or potential conflicts of interest in connection with the Transaction.

Dolly Varden and Contango may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Transaction from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Dolly Varden and Contango seeking to restrain the Transaction or seeking monetary compensation or other redress. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Transaction, then that injunction may delay or prevent the Transaction from being completed.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Payments in connection with the exercise of dissent rights may impair the Company's financial resources or result in Contango electing not to complete the Transaction. Dolly Varden shareholders have the right to exercise certain dissent rights and demand payment of the fair value of their DV Shares in cash in connection with the Transaction, in accordance with the BCBCA, as modified and supplemented by the plan of arrangement, the interim order, and any other order of the court. If, as of the effective date, the aggregate number of DV Shares in respect of which Dolly Varden shareholders have validly exercised dissent rights exceeds five percent (5.0%) of the DV Shares then outstanding, Contango is entitled, in its discretion, not to complete the Transaction.

The exchangeable shares to be issued following completion of the Transaction are not expected to be listed on any stock exchange. Although each such exchangeable share will be exchangeable at the option of the holder for Contango Shares, there is no market through which the exchangeable shares may be sold, and holders may not be able to sell their exchangeable shares.

The provisions pertaining to the exchangeable shares in the Transaction documents provides that a request to exchange exchangeable shares for CTGO Shares must be provided between ten and 15 business days prior to the exchange. Accordingly, Dolly Varden shareholders who elect to receive exchangeable shares and later request to receive CTGO Shares in exchange for their exchangeable shares will not receive CTGO Shares until a period of time after the applicable request is received. During this period, the market price of CTGO Shares may increase or decrease. Any such increase or decrease would affect the value of the consideration to be received by such a holder of exchangeable shares upon a subsequent sale of CTGO Shares received in the exchange. Without limiting the foregoing, the issuance of CTGO Shares upon the exchange of exchangeable shares is subject to the registration requirements of the U.S. Securities Act. While Contango intends to file and maintain a registration statement for this purpose, no assurance can be provided as to the specific dates on which the registration statement will be effective. Exchanges may be delayed until an applicable registration statement is effective.

Exploration, Development and Production Risks

The exploration for and development of minerals involves significant risks, which even a combination of careful evaluation, experience and knowledge of management and key employees and contractors of the Company may not eliminate. Few exploration and evaluation assets that are explored are ultimately developed into producing mines. There can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable. With all mining operations, there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions.

Mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in the definition of a mineral resource. The Company's operations will be subject to all of the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, seismic activity, flooding and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although precautions to minimize risk will be taken, operations are subject to hazards that may result in environmental pollution and consequent liability that could have a material adverse impact on the business, operations and financial performance of the Company. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

The economics of developing silver and other exploration and evaluation assets is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment, access to qualified personnel and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. The remoteness and restrictions on access of the Company's exploration and evaluation assets may have an adverse effect on profitability as a result of higher infrastructure costs. There are also physical risks to the exploration personnel working in the terrain in which the Company's exploration and evaluation assets are located, which are subject to poor climate conditions.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

The long-term commercial success of the Company depends on its ability to explore, develop and commercially produce minerals from its exploration and evaluation assets and to locate and acquire additional properties worthy of exploration and development for minerals. No assurance can be given that the Company will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Company may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participation uneconomic.

Substantial Capital Requirements

Management of the Company anticipates that it may make substantial future capital expenditures for the acquisition, exploration, development and production of its exploration and evaluation assets. As the Company will be at the exploration stage with no revenue being generated from the exploration activities on its exploration and evaluation assets, the Company may have limited ability to raise the capital necessary to undertake or complete future exploration work, including drilling programs.

There can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. Moreover, future activities may require the Company to alter its capitalization significantly.

The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company's financial condition, results of operations or prospects. In particular, failure to obtain such financing on a timely basis could cause the Company to forfeit its interest in its exploration and evaluation assets, miss certain acquisition opportunities and reduce or terminate its operations.

Competition

The mining industry is highly competitive. Many of the Company's competitors for the acquisition, exploration, production and development of exploration and evaluation assets, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Company.

Volatility of Mineral Prices

The market price of any mineral is volatile and is affected by numerous factors that are beyond the Company's control. These include international supply and demand, the level of consumer product demand, international economic trends, currency exchange rate fluctuations, the level of interest rates, rate of inflation, global or regional political events and international events, as well as a range of other market forces. Sustained downward movements in mineral market prices could render less economic, or uneconomic, some or all of the mineral extraction and/or exploration activities to be undertaken by the Company.

Mineral Reserves / Mineral Resources

The Company's exploration and evaluation assets are in the early exploration stage only and, though they contain Current Mineral Resources, as disclosed on page 3 of this MD&A, they do not contain a known body of commercial minerals ("mineral reserves"). Mineral reserves are, in large part, estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Mineral reserve estimates for exploration and evaluation assets that have not yet commenced production may require revision based on actual production experience.

Market price fluctuations of metals, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies and the processing of new or different mineral grades, may cause a mining operation to be unprofitable in any particular accounting period.

Environmental Risks

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with mining operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability, and potentially increased capital expenditures and operating costs. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at any future-producing exploration and evaluation assets or require abandonment or delays in the development of new mining properties.

Reliance on Key Personnel

The success of the Company will be largely dependent upon the performance of its management and key employees and contractors. In assessing the risk of an investment in the shares of the Company, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of the proposed management of the Company.

Conflicts of Interest

Certain directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies. As a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The BCBCA provides that in the event that a director or senior officer has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director or senior officer must disclose his or her interest in such contract or agreement and a director must refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA. To the knowledge of management of the Company, as at the date of this MD&A, there are no existing or potential material conflicts of interest between the Company and a director or officer of the Company, except as otherwise disclosed in this MD&A.

Dividends

To date, the Company has not paid any dividends on its outstanding common shares. Any decision to pay dividends on the shares of the Company will be made by the board of directors on the basis of the Company's earnings, financial requirements and other conditions.

Substantial Number of Authorized but Unissued Shares

The Company has an unlimited number of common shares that may be issued by the board of directors without further action or approval of the Company's shareholders, except in limited circumstances. While the board of directors is required to fulfill its fiduciary obligations in connection with the issuance of such shares, the shares may be issued in transactions with which not all shareholders agree, and the issuance of such shares will cause dilution to the ownership interests of the Company's shareholders.

Stock Exchange Prices

The market price of a publicly traded stock is affected by many variables not all of which are directly related to the success of the Company. In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies, have experienced wide fluctuations, which have not necessarily been related to the performance or underlying asset values of such companies. There can be no assurance that such fluctuations will not affect the price of the Company's securities.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Permits and Licenses

The activities of the Company are subject to government approvals, various laws governing prospecting, development, land resumptions, production taxes, labour standards and occupational health, mine safety, toxic substances and other matters, including issues affecting local Indigenous populations. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a material adverse impact on the business, operations and financial performance of the Company.

Further, the mining licenses and permits issued in respect of its mineral property may be subject to conditions that, if not satisfied, may lead to the revocation of such licenses. In the event of revocation, the value of the Company's investments in its exploration and evaluation assets may decline.

Title Risks

The acquisition of title to exploration and evaluation assets or interests therein is a very detailed and time-consuming process. The exploration and evaluation assets may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Limited Operating History

The Company was incorporated on March 4, 2011 and has yet to generate a profit from its activities. The Company will be subject to all of the business risks and uncertainties associated with any business enterprise, including the risk that it will not achieve its growth objective. The Company anticipates that it may take several years to achieve positive cash flow from operations. Even if the Company does undertake exploration activity on its exploration and evaluation assets, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Uninsured Risks

The Company, as a participant in mining and exploration activities, may become subject to liability for hazards that cannot be insured against or against which it may elect not to be so insured due to high premium costs. Furthermore, the Company may incur a liability to third parties (in excess of any insurance coverage) arising from negative environmental impacts or any other damage or injury.

Unforeseen Expenses

While the Company is not aware of any expenses that may need to be incurred that have not been taken into account, if such expenses were subsequently incurred, the expenditure proposals of the Company may be adversely affected.

Flow-through Share Private Placements ("FT Private Placements")

Historically, the Company has entered into FT Private Placements to fund exploration activities, with the most recent FT Private Placement being in September 2024. Canadian tax rules normally require the Company to have spent flow-through funds on "Canadian exploration expenses" (as defined in the Income Tax Act ("Tax Act")) by the end of the calendar year following the year in which they were raised. The expectation is to spend any amounts raised during calendar 2024 on Canadian exploration expenses before December 31, 2025.

While the Company intends to satisfy its expenditure commitments related to the FT Private Placements, there can be no assurance that it will do so. If the Company does not renounce to the purchasers of the flow-through shares, effective on or before December 31 of the year following the FT Private Placement, Canadian exploration expenses in an amount equal to the aggregate purchase price paid by such purchasers for the flow-through shares, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the Company shall indemnify the purchaser for an amount equal to the amount of any tax payable or that may become payable under the Tax Act (and under any corresponding provincial legislation) by the purchaser as a consequence of such failure or reduction; however, there is no guarantee that the Company will have the financial resources required to satisfy such indemnity.

The Company may also be subject to interest on flow-through proceeds renounced under the Look-back Rules in respect of prior years, and penalties, in accordance with regulations in the Tax Act, if it is determined that flow-through proceeds were not properly or timely spent on Canadian exploration expenses.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Threat or Imposition of Tariffs

Increased uncertainty in the global economy caused by the threat or imposition of tariffs could negatively impact our operations.

Since February 2025, multiple tariff measures between the U.S., Canada and other countries have been implemented and subsequently adjusted.

The continued implementation, timing and rates of potential U.S. tariffs, the countries on which they are levied and the responses from such countries are difficult to predict at this time. We do not export products to the U.S. and would not be directly impacted by the imposition of new tariffs on goods imported into the U.S. However, a Canada-U.S. or a broader trade war also has the potential to adversely impact global supply chains and make supplies that we require at the Kitsault Valley Project more expensive, harder to obtain or unavailable. Scarcity in the global supply chain would likely increase the cost of supplies required generally, which could impair our ability to operate.

The indirect effects of tariffs imposed by the U.S. or by counter tariffs in response are difficult to assess, but the potential for tariffs represents a risk and may adversely affect our business, financial condition and results of operations.

Continued Listing Criteria of the TSXV and NYSE

The common shares are currently listed on the TSXV and the NYSE-A. In order to maintain the listing, the Company must maintain compliance with certain corporate governance and financial and share distribution targets, including, without limitation, maintaining a minimum number of public shareholders, and, in the case of the NYSE-A, a minimum share price. In addition to objective standards, the TSXV or the NYSE-A may delist the securities of any issuer if, among other circumstances, in its opinion: the issuer's financial condition and/or operating results appear unsatisfactory; if the Company fails to accurately report financial performance on a timely basis; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the TSXV or the NYSE-A inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the listing requirements of the TSXV or the NYSE-A; or if any other event occurs or any condition exists that makes continued listing on the TSXV or the NYSE-A, in the opinion of the TSXV or the NYSE-A, inadvisable.

If the TSXV or the NYSE-A delists the common shares, investors may face material adverse consequences, including, but not limited to, a lack of trading market for the common shares, reduced liquidity, decreased analyst coverage of the Company and an inability for the Company to obtain additional financing to fund operations.

U.S. Investors May be Subject to Adverse U.S. Federal Income Tax Consequences

If the Company is a "passive foreign investment company" (a "PFIC") within the meaning of Section 1297(a) of the U.S. Internal Revenue Code of 1986, as amended (the "Code") for the current or a future tax year, certain adverse U.S. federal income tax consequences may result for U.S. investors.

In general, the Company will be treated as a PFIC for any tax year during which either (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. The Company believes that it may have been a PFIC for the year ended December 31, 2025, and based on current business plans and financial expectations, may be a PFIC in future tax years.

If the Company is a PFIC for any year during a U.S. taxpayer's holding period of common shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the common shares or any so-called "excess distribution" received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective "qualified electing fund" election under Section 1295 of the Code (a "QEF Election") or a "mark-to-market" election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Upon the written request of a U.S. taxpayer, the Company intends to provide: (a) a "PFIC Annual Information Statement" as described in Treasury Regulations Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) all information and documentation that a U.S. taxpayer is required to obtain for U.S. federal income tax purposes in making a QEF Election with respect to the Company.

A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the common shares over the U.S. taxpayer's adjusted tax basis therein.  The PFIC rules may also apply to other securities issued by the Company. Each U.S. investor should consult its own tax advisor regarding the PFIC rules, the availability of and the manner for making and maintaining the elections described herein, and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Information Available to U.S. Investors

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with certain of the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934 ("U.S. Exchange Act") and related rules and regulations. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the United States Securities and Exchange Commission ("SEC'), although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company's officers, directors and principal shareholders are exempt from reporting holdings in the Company's securities and the "short swing" profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company's securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

The Company is also exempt from Regulation FD (fair disclosure), which prohibits issuers from making selective disclosures of material non-public information. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act. The Company also has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company discloses the requirements it is not following and describes the Canadian practices it follows instead. The Company may elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company's shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

The Company May Lose its Foreign Private Issuer Status in the Future

The Company may lose its foreign private issuer status if a majority of the common shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, which require that the majority of both its directors and executive officers are not U.S. citizens or residents, a majority of the Company's assets are located outside the United States, and that its business be principally administered outside the United States. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If the Company is not a foreign private issuer, it would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

The Company could be negatively impacted by any failure to comply with applicable anti-bribery and anti-corruption laws.

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act of 1977, as amended. Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses that could adversely affect the Company's business, results from operations and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents, sub-contractors or joint venture partners are located or may be located in the future.

Other Risks

The level of demand for the Company's exploration is increasingly affected by regional and global demographic and macroeconomic conditions, including population growth rates and changes in standards of living. A significant downturn in global economic growth, or recessionary conditions in major geographic regions, may lead to reduced demand for commodities, which could adversely affect the Company's business and results of operations.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Additionally, weak global economic conditions and turmoil in global financial markets, including constraints on the availability of credit, have in the past adversely affected, and may in the future continue to adversely affect, the financial condition and creditworthiness of some of the Company's customers, suppliers and other counterparties, which in turn may negatively impact the Company's business. Any deterioration in economic conditions due to the current coronavirus concerns could negatively impact the Company's exploration.

Forward-looking Statements

This MD&A contains forward-looking statements that are based on the Company's current expectations and estimates of the business and management. Certain statements included in this MD&A constitute forward-looking statements, including those identified by the expressions "anticipate", "believe", "plan", "suggest", "estimate", "anticipate", "project", "indicate", "expect", "intend", "may", "should expect", "target", "will", "unlock upside potential" and other similar words or statements that certain events or conditions "may" or "will" occur. All statements that are not statements of historical fact are forward-looking statements, including, without limitation, statements regarding the Kinskuch, MTB Metals and Porter property acquisitions, the effects of listing on the NYSE-A, the 2025 exploration program, budget and cost expectations and other statements regarding future results or events. These forward-looking statements are based on current expectations and various estimates, factors and assumptions, and involve known and unknown risks, uncertainties and other factors.

Information concerning the interpretation of drill results and estimates of mineral resources and mineral reserves also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed and of future prices and costs. The estimates, risks and uncertainties described in this MD&A are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the Company's forward-looking statements. In addition, any forward-looking statements represent the Company's estimates only as of the date of this MD&A and should not be relied upon as representing the Company's estimates as of any subsequent date.

The material factors and assumptions that were applied in making the forward-looking statements in this MD&A include: (a) execution of the Company's existing plans or 2025 exploration program plans for the KV Project, either of which may change due to changes in the views of the Company, or if new information arises that makes it prudent to change such plans or programs; (b) focus drilling or other exploration strategies will produce new information; and (c) the accuracy of current interpretation of drill and other exploration results, since new information or new interpretation of existing information may result in changes in the Company's expectations.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; fluctuations in metal prices; the impact of the COVID-19 pandemic and the other risk factors described in the Company's most recent annual information form and other filings made with Canadian securities regulators and the SEC. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results, or otherwise. Forward-looking statements are not a guarantee of future performance, and accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

Cautionary Note to U.S. Investors concerning resource estimates

The MD&A was prepared to conform to NI 51-102F1 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC applicable to domestic United States reporting companies.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this MD&A, including any references to mineral resources or mineral reserves, was prepared in accordance with Canada's NI 43-101, which differs significantly from the requirements of the SEC applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

DOLLY VARDEN SILVER CORPORATION Management's Discussion and Analysis

Inferred mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Qualified Person

Robert van Egmond, P.Geo., Vice President Exploration and QP for the Company, as defined by NI 43-101, prepared and approved the scientific and technical information contained in this MD&A. Mr. van Egmond is not independent of the Company.

Additional Information

Additional information about the Company, including the audited consolidated financial statements, is available on the Company's website at www.dollyvardensilver.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.